UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
RAM Energy Resources, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
75130P109000
(CUSIP Number)
Roland T. Kelly
11100 Santa Monica Blvd., 12th Floor
Los Angeles, CA 90025
(310) 914-1373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 20, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

2	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF COMMON STOCK	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,198,367

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		17,198,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,198,367

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, BD

3	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF COMMON STOCK	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,198,367

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		17,198,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,198,367

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, HC

4	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies High Yield Trading, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF COMMON STOCK	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,954,053

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,954,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,954,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, BD

5	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies High Yield Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF COMMON STOCK	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,954,053

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,954,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,954,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

6 of 9 Pages

Item 1. Security and Interest
This Schedule 13D Amendment No. 4 amends the Schedule 13D filed by Jefferies & Company, Inc. (“Jefferies”), Jefferies Group, Inc. (“Jefferies Group”), Jefferies High Yield Trading, LLC (“Trading”) and Jefferies High Yield Holdings, LLC (“Holdings” and together with Jefferies, Jefferies Group, and Trading, the “Reporting Persons”) on December 10, 2007, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule 13D and relates to the common stock of RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Common Stock”), and is being filed on behalf of the Reporting Persons. The address of the principal executive offices of the Issuer is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
     On December 20, 2010, ING Furman Selz Investors III L.P. and FS Private Investments III LLC made pro rate distributions of Common Stock to its partners and members for no consideration. Pursuant to these distributions, Jefferies received an aggregate of 73,369 shares of Common Stock.
Item 5. Interest in Securities of the Issuer
     (a) Amount and Percentage of Class Beneficially Owned.
     Jefferies has a service agreement with Trading, pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock reported herein and held for the account of Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Holdings is the sole owner of Trading, and, in such capacity, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Jefferies Group is the sole owner of Jefferies and a member of Holdings, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of Jefferies and Holdings.
     The filing of this amendment shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Section 13 of the Act, the beneficial owner of any shares not held directly for the account of each such Reporting Person covered by this Schedule 13D.
     Brian P. Friedman who beneficially owns shares of Common Stock may be considered an affiliate of the Reporting Persons for purposes of Section 13 of the Act and the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by Mr. Friedman. Mr. Friedman and each of the Reporting Persons may coordinate their decisions or actions relating to the holding, voting and/or disposition of the shares of Common Stock beneficially owned by each such person. Each of the Reporting Persons expressly disclaims (a) beneficial ownership of the shares

7 of 9 Pages

of Common Stock beneficially owned by Mr. Friedman and (b) that the Reporting Persons and Mr. Friedman constitute a “group” or “person” for purposes of Section 13 of the Act.
     Amount Beneficially Owned:
     As of the date hereof:
1.	Jefferies may be deemed to be the beneficial owner of 17,198,367 shares of Common Stock. This number consists of 2,244,314 shares of Common Stock held for its own account, and 14,954,053 shares of Common Stock held for the account of Trading.

2.	Jefferies Group may be deemed to be the beneficial owner of 17,198,367 shares of Common Stock. This number consists of 2,244,314 shares of Common Stock held the account of Jefferies, and 14,954,053 shares of Common Stock held for the account of Trading.

3.	Trading may be deemed to be the beneficial owner of 14,954,053 shares of Common Stock. This number consists of 14,954,053 shares of Common Stock held for its own account.

4.	Holdings may be deemed to be the beneficial owner of 14,954,053 shares of Common Stock. This number consists of 14,954,053 shares of Common Stock held for the account of Trading.
     Percentage of Class:
     The calculations set forth herein are based on 78,636,524 shares of Common Stock outstanding. This number was reported as outstanding on November 8, 2010 on the Issuer’s Form 10-Q filed on November 8, 2010.
1.	Jefferies may be deemed to be the beneficial owner of approximately 21.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 21.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Trading may be deemed to be the beneficial owner of approximately 19% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Holdings may be deemed to be the beneficial owner of approximately 19% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.
     (b) Number of shares as to which such person has:

8 of 9 Pages

1.	Jefferies

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 17,198,367
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 17,198,367

2.	Jefferies Group

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 17,198,367
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 17,198,367

3.	Trading

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,954,053
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 14,954,053

4.	Holdings

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,954,053
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 14,954,053
     (c) Recent Transactions
     On December 20, 2010, ING Furman Selz Investors III L.P. and FS Private Investments III LLC made pro rate distributions of Common Stock to its partners and members for no consideration. Pursuant to these distributions, Jefferies received an aggregate of 73,369 shares of Common Stock.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits

9 of 9 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 21, 2010	JEFFERIES & COMPANY, INC.
	By:	/s/ Roland T. Kelly
		Name:	Roland T. Kelly
		Title:	Managing Director and Associate General Counsel

JEFFERIES GROUP, INC.
	By:	/s/ Roland T. Kelly
		Name:	Roland T. Kelly
		Title:	Assistant Secretary

JEFFERIES HIGH YIELD TRADING, LLC
	By:	/s/ Robert J. Welch
		Name:	Robert J. Welch
		Title:	Chief Financial Officer

JEFFERIES HIGH YIELD HOLDING, LLC
	By:	/s/ Robert J. Welch
		Name:	Robert J. Welch
		Title:	Chief Financial Officer